August 4, 2010
Via Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Mellissa C. Duru
Re:	Crown Crafts, Inc. Definitive Additional Soliciting Materials on Schedule 14A Filed July 29, 2010 File No. 1-07604
Ladies and Gentlemen:
     Crown Crafts, Inc., a Delaware corporation (the “Company”), hereby transmits for filing the Company’s responses to comments of the Staff contained in the letter from Mellissa C. Duru to the undersigned dated July 30, 2010.
     With respect to the Company’s assertion regarding “severe losses” suffered by shareholders of Alliance Semiconductor Corporation (“Alliance”), the Company provides the following additional information:
     As noted in the Company’s letter to its stockholders dated July 19, 2010, Mr. Keating served as President and Chief Executive Officer of Alliance from December 2005 until September 2008, initially in an interim capacity. While Mr. Keating was serving in those roles, Alliance invested $59.4 million of the cash proceeds from sales of its operating assets in auction-rate securities, more than 90% of which was written off during Alliance’s 2009 fiscal year at a time when they comprised approximately 68% of Alliance’s total remaining assets. During Alliance’s 2009 fiscal year, its closing stock price declined from $1.11 on March 31, 2008 to $0.185 on March 31, 2009.
     The Company hereby acknowledges that if the Company addresses these matters in any future filings, the Company will clarify the basis for its statements and will note that there may have been other factors, in addition to Mr. Keating’s service with Alliance, that contributed to such losses.
     With respect to the Company’s assertions regarding the compensation received by nominees of Wynnefield Partners Small Cap Value, L.P. and certain of its affiliates (the “Wynnefield Group”) at other companies, the Company provides the following additional information:
     In the referenced filing, the Company stated that, “In 2009, Mr. Keating received more than $57,000 as a director of White Electronic Designs Corp., more than $40,000 of which was in cash,

Securities and Exchange Commission
August 4, 2010

and one of the Wynnefield Group’s principals, Max Batzer, has received annual compensation ranging from $156,000 to $170,000 over each of the past three years for serving as a director of Cornell Companies, Inc., another of the Wynnefield Group’s portfolio holdings.”
     The foregoing information pertaining to Mr. Keating is included in the Definitive Proxy Statement of White Electronic Designs Corporation (“WEDC”) filed with the Commission on January 26, 2010. Mr. Keating was first added to the Board of Directors of WEDC in connection with an Agreement dated as of February 4, 2009 between, among others, WEDC and the Wynnefield Group.
     The foregoing information pertaining to Mr. Batzer is included in the Definitive Proxy Statements of Cornell Companies, Inc. (“Cornell”) filed with the Commission on April 25, 2008, with respect to 2007 compensation, and on April 28, 2009, with respect to 2008 compensation, and in Cornell’s Annual Report on Form 10-K/A filed with the Commission on April 30, 2010, with respect to 2009 compensation. Mr. Batzer was first added to the Board of Directors of Cornell in connection with an Agreement dated as of March 9, 2007 between, among others, Cornell and the Wynnefield Group.
     The Company hereby acknowledges that if the Company addresses these matters in any future filings, the Company will clarify the basis for its statements.
     The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the referenced filing; (ii) Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the referenced filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Any comments or questions regarding the Company’s soliciting materials or this letter should be directed to the undersigned by telephone at (225) 647-9111 or by facsimile at (225) 647-9112.

Sincerely,
/s/ E. Randall Chestnut
E. Randall Chestnut
Chairman, President and Chief Executive Officer